UNITED STATES
SECURITIES AND EXCHANGE COMM [redacted]
Washington, D.C. 20549

[redacted] VAL
3235-0123
ary 28, 2010
burden
...... 12.00

08030613

ANNUAL AUDITED REP
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm. H. Murphy & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Post Oak Blvd., Suite 514
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Murphy 713-965-9494
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bentley, Bratcher & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

515 West Greens Road, Suite1180 (Address) Houston (City) Texas (State) 77067 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm. H. Murphy & Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BENTLEY, BRATCHER & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
William H. Murphy & Co., Inc.

We have audited the accompanying statement of financial condition of William H. Murphy & Co., Inc. (a Texas C corporation) as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2006, were audited by Jim Herring, CPA, who was acquired by Bentley, Bratcher & Associates, P.C. as of September 1, 2007 and whose report dated March 6, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William H. Murphy & Co., Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented or purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bentley, Bratcher & Associates, P.C.
BENTLEY, BRATCHER & ASSOCIATES, P.C.
Houston, Texas
February 28, 2008

• 515 West Greens Road, Suite 1180 • Houston, Texas 77067-4531 • 281/875-8181 • Fax 281/875-9002 • www.bentleyassoc.com •

WILLIAM H. MURPHY & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

		2007		2006
CURRENT ASSETS				
Cash in banks and in transit	$	136,893	$	1,973
Deposits with clearing organizations		14,308		13,730
Receivable from broker and dealers		2,428		1,408
Receivable from shareholders and employees		-		511
Marketable securities owned, at market value		101,009		72,999
Total Current Assets	$	254,638	$	90,621
PROPERTY AND EQUIPMENT				
Furniture and equipment, at cost	$	10,467	$	10,467
Less: Accumulated depreciation		(9,467)		(9,467)
Total Property and Equipment	$	1,000	$	1,000
TOTAL ASSETS	$	255,638	$	91,621

LIABILITIES AND STOCKHOLDERS' EQUITY

		2007		2006
CURRENT LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$	14,936	$	14,324
Payable to affiliated companies		8,114		40,608
TOTAL LIABILITIES	$	23,050	$	54,932
STOCKHOLDERS' EQUITY				
Common stock, $1 Par Value, 1,000,000 shares authorized, 8,000 shares issued and outstanding	$	8,000	$	8,000
Additional paid-in capital		738,024		718,018
Accumulated deficit		(513,436)		(689,329)
Total Stockholders' Equity	$	232,588	$	36,689
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	255,638	$	91,621

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

WILLIAM H. MURPHY & CO., INC.
STATEMENT OF INCOME (LOSS)
Years Ended December 31, 2007 and 2006

	2007	2006
INCOME		
Commission and fees	$ 26,495	$ 22,332
Investment banking income	2,222,809	39,222
Net dealer investment gains (losses)	27,944	988
Other	1,631	1,563
Total Income	$ 2,278,879	$ 64,105
EXPENSES		
Employee compensation and benefits	$ 9,054	$ 30,620
Commission expense	1,923,361	-
Legal and professional	60,612	43,812
Office rentals	30,022	35,700
Travel and entertainment	35,102	32,092
Clearing charges	10,182	8,575
Telephone and equipment rentals	9,309	7,578
Office supplies, postage and expenses	2,436	3,996
Insurance	4,261	2,273
Regulatory fees and assessments	10,015	1,095
Education/seminar	6,359	-
Other	2,435	1,431
Total Expenses	$ 2,103,148	$ 167,172
OTHER INCOME		
Interest income	$ 2,213	$ 1,300
NET INCOME (LOSS BEFORE PROVISION FOR INCOME TAXES	$ 177,944	$ (101,767)
PROVISION FOR INCOME TAXES	-	-
NET INCOME (LOSS)	$ 177,944	$ (101,767)

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

WILLIAM H. MURPHY & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid in	Retained Earnings	Total
Balances at January 1, 2006	$ 8,000	$ 703,018	$ (587,562)	$ 123,456
Capital contributions for the year ended December 31, 2006		15,000		15,000
Net income (loss) for the year ended December 31, 2006			(101,767)	(101,767)
Balances at December 31, 2006	$ 8,000	$ 718,018	$ (689,329)	$ 36,689
Capital contributions for the year ended December 31, 2007		20,006		20,006
Net income (loss) for the year ended December 31, 2007			177,944	177,944
Stockholder's distribution			(2,051)	(2,051)
Balances at December 31, 2007	$ 8,000	$ 718,018	$ (689,329)	$ 36,689

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

WILLIAM H. MURPHY & CO., INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 177,944	$ (101,767)
Adjustments to Reconcile Net Income to		
Net Cash Used in Operating Activities:		
(Increase) Decrease in:		
Deposits	(578)	(525)
Receivables	(509)	13,979
Unrealized loss (gain) on investments	(28,010)	(988)
Accounts payable and accruals	612	(4,021)
Payable to affiliated companies	(32,494)	40,608
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 116,965	$ (52,714)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments	$ -	$ 20,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	$ -	$ 20,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholders' distribution	$ (2,051)	$ -
Capital contribution	20,006	15,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 17,955	$ 15,000
NET INCREASE (DECREASE) IN CASH	$ 134,920	$ (17,714)
CASH AT BEGINNING OF YEAR	1,973	19,687
CASH AT END OF YEAR	$ 136,893	$ 1,973

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

WM. H. MURPHY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Wm. H. Murphy & Co., Inc. was incorporated under the laws of the State of Texas on August 14, 1990 and commenced operations as a broker/dealer effective January 1, 1991.

Customer securities transactions are handled through a clearing broker dealer under an agreement dated December 7, 1990. The Company does not hold customer funds or securities and operates pursuant to the exemptive provisions of paragraph k(2)(ii) of SEC Rule 15c3-3 (the "Customer Protection Rule"). Commission income and expenses are recorded on a settlement date basis as reported by the clearing broker dealer. Investment banking revenue is recorded at the time the settlement is made.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statements and the tax bases of assets and liabilities using presently enacted tax rates. As a result of operating losses incurred by the Company since its inception, the deferred tax benefit of operating loss carryforward has not been recognized as the realization of the deferred asset is not reasonably assured.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation is provided on a straight line basis using estimated useful lives of seven years.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the net capital requirements under Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2007, the Company had net capital, as defined, of $207,723 which was in excess of its required net capital of $5,000. At December 31, 2006, the net capital, as defined was $17,502 in excess of the required net capital.

Note 3 - **FAIR VALUE OF FINANCIAL INVESTMENTS**

The estimated fair value of the Company's financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash in banks	$ 136,893	$ 136,893	$ 1,973	$ 1,973
Investments for which it is:				
Practical to estimate fair value	101,009	101,009	72,999	72,999
Not practical to estimate fair value	-0-	-0-	-0-	-0-

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash in banks - The carrying amount approximates fair value because of the short maturity of those investments.

Investments - Fair value of investments are estimated based upon quoted market prices at the balance sheet date, less in the case of warrants the cost to acquire the underlying security.

Note 4 - **RENT**

Rent expense for all operating leases totaled $30,022 and $35,700, respectively, in the years ended December 31, 2007 and 2006. The Company currently has a month to month lease on its office facilities.

Note 5 - FEDERAL INCOME TAXES

As of December 31, 2007, the Company had net operating loss carryforward totaling approximately $129,000. This net operating loss carryforward will expire, if not otherwise utilized, in years 2019 through 2027.

Note 6 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007 and 2006,the Company received funds amounting to $-0- and $40,608, respectively, from a corporation in which the sole shareholder of the Company is a controlling shareholder. Advances from related companies of $-0- and $6,250 were repaid to the Company for the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007 and 2006, the Company had a receivable from its sole shareholder in the amount of $-0- and $511, respectively, representing personal expenses paid by the Company on behalf of shareholder in prior years.

During the years ended December 31, 2007 and 2006, the shareholder contributed capital to the corporation in the amount of $20,006 and $-0-, respectively. As of December 31, 2007 and 2006, there were no amounts due to the shareholder.

SUPPLEMENTAL INFORMATION

Schedule I

WILLIAM H. MURPHY & CO., INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2007

Total assets		$ 255,638
Less: Total liabilities (exclusive of subordinated debt)		23,050
Net worth		$ 232,588
Deductions from and/or charges to net worth:		
Total nonallowable assets	$ 1,000	
Other deductions or charges	-	
Total deductions from net worth		1,000
Net capital before haircuts on securities positions		$ 231,588
Haircuts on securities:		
Certificates of deposit and commercial paper	$ -	
U.S. and Canadian government obligations	-	
State and municipal government and obligations	-	
Corporate obligations	-	
Stocks and warrants	14,940	
Options	-	
Arbitage	-	
Other securities	-	
Undue concentrations	8,925	
Total haircuts of securities		23,865
Net capital		$ 207,723
Minimum net capital requirements		$ 5,000
Excess net capital		$ 202,723
Aggregate indebtness		$ 23,050
Ratio of aggregate indebtness to net capital		11.10%
Ratio of subordinated indebtness to debt/equity total		0.00%

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

Schedule I

WILLIAM H. MURPHY & CO., INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II FOCUS report	$	207,723
Allowable assets erroneously reported as non-allowable		
Deposits		-
Investments in common stock		-
Accrued interest receivable		-
Difference due to offsetting various assets accounts against related liabilities		-
Net audit adjustments		-
Other items, net		-
Net capital per above	$	207,723

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

Schedule II

WM. H. MURPHY & CO., INC.
Supplementary Information
Form X-17a-5
Part III

,
Part (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3. The Company is not subject to the Reserve Requirements pursuant Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph k(2)(ii) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule15c3-3. The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess or control, any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(ii) of Rule 15c3-3.

Part (j) A reconciliation of the computation on the net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Wm. H. Murphy & Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2007.

The computation for Determination of Reserve Requirements pursuant to Rule15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2)(ii) of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation. The Company does not prepare consolidated accounts as it has no subsidiaries to consolidate.

See the Accompanying Accountants' Audit report and Notes to Financial Statements

BENTLEY, BRATCHER & ASSOCIATES, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

February 28, 2008

Board of Directors
William H. Murphy & Co., Inc.
Houston, Texas

We have examined the financial statements of William H. Murphy & Co., Inc. for the year ended December 31, 2007, and have issued my report thereon dated February 28, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by William H. Murphy & Co., Inc. that we considered relevant to the objectives stated in rule17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3- 3, we determined that the Company was in compliance with the conditions of the exemption and that no facts came to our attention that such conditions had not been complied with during the period.

We also made a study for the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be

expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of William H. Murphy & Co., Inc. taken as a whole, however, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and various state regulatory agencies governing broker/dealer registration activities, and should not be used for any other purpose.

Bentley, Bratcher & Associates, P.C.

BENTLEY, BRATCHER & ASSOCIATES, P.C.
Houston, Texas

February 28, 2008

END